UNITED STATES OF AMERICA
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13-A-16 OR 15D-16
OF THE SECURITIES AND EXCHANGE ACT OF 1934

June 8, 2004

AES GENER S.A.
(Exact name of registrant as specified in its charter)

AES GENER INC.
(Translation of registrant's name into English)

Mariano Sánchez Fontecilla 310, 3rd Floor, Santiago Chile (562) 686 8900
(Address and phone number of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EXHIBIT INDEX

Pages
1. Convertible Notes tranches L and M redemption result	3

EXHIBIT 1

Convertible Notes tranches L and M redemption result

The results of the redemption of the Convertible Notes, redeemed on May 31, 2004 are as follows: (i) total tranche L principal redeemed was US$ 245,925,900; and (ii) total tranche M principal redeemed was US$ 18,215,000.

Additionally, we paid a 5.0785% premium over the principal amount and accrued interests to the redemption date.

As per this redemption, the Convertible Notes matured prematurely on may 31, 2004.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AES GENER S.A. (Registrant)
Date:	March 12, 2004	By:	/s/ FRANCISCO CASTRO Francisco Castro Chief Financial Officer